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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]



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Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: a fair and accurate English language translation of a notice of the Company's lease of building to its affiliated company, Dreamline Co., Ltd., filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on May 13, 2003;

Exhibit 99.2: a fair and accurate English language translation of a notice of the Company's press release concerning its Code of Ethics, filed with the KOSDAQ on May 13, 2003; and

Exhibit 99.3: a press release dated May 14, 2003, announcing the Company's results of its operations for the first quarter ended March 31, 2003.















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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            HANARO TELECOM, INC.



Date: May 19, 2003                          By:  /s/ Kyu June Hwang
                                                 -------------------------------
                                                 Name: Kyu June Hwang
                                                 Title:   Managing Director



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                                  EXHIBIT INDEX



Exhibit No.       Description
-----------       -----------
99.1:             a notice of the Company's lease of building to its affiliated company, Dreamline Co., Ltd., filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the
                  Financial Supervisory Commission of Korea on May 13, 2003.

99.2:             a notice of the Company's press release concerning its Code of Ethics, filed with the KOSDAQ on
                  May 13, 2003.

99.3:             a press release dated May 14, 2003, announcing the Company's results of its operations for the first quarter ended March 31, 2003.